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NEWS RELEASE for December 20, 2001 IMMEDIATELY
Contact:     Allen & Caron Inc          A.C.L.N. Limited
             Jill Cieslak (Investors)   Jane Creber, V.P. Investor Relations
             Len Hall (Media)           310-551-0062
             949-474-4300               jane@aclnltd.com
             jill@allencaron.com
             len@allencaron.com


         A.C.L.N. LIMITED HAS NO COMMENT REGARDING THE UNUSUAL ACTIVITY
                               IN ITS STOCK PRICE

LOS ANGELES, CA (December 20, 2001)...A.C.L.N. Limited (NYSE:ASW) is aware that there has been speculation in the marketplace that may have resulted in unusual activity in its stock price. The Company is committed to making announcements of material developments and will continue to do so when it is merited. Otherwise, the Company has a policy of not issuing comment. A.C.L.N. refers investors to its public filings with the Securities and Exchange Commission.

About A.C.L.N. Limited
----------------------
     A.C.L.N. Limited (www.aclnfltd.com) is a global leader in pre-owned automobile and truck logistics, serving six European ports, and fourteen ports of destination in Africa. Founded in 1978, A.C.L.N. currently operates two primary business segments: (i) providing pre-owned automobile and truck logistics services between Europe and Africa, and (ii) purchasing and selling new automobiles in Africa on a wholesale basis.

         This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements that relate to the A.C.L.N.'s sales, profitability and growth, demand for its products or services, growth in the markets it serves or any other statements that relate to the intent, belief, plans or expectations of A.C.L.N. or its management, or that are not a statement of historical fact. Any forward looking statements in this news release are based on current expectations and beliefs and are subject to numerous risks and uncertainties that could cause actual results to differ materially. Other factors that could cause A.C.L.N.'s actual results to differ materially are discussed in the A.C.L.N.'s recent filings with the Securities and Exchange Commission. A.C.L.N. disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.